Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On September 29, 2003, Palm issued a press release announcing the date of the annual meeting of stockholders, the record date for the meeting and that Palm’s registration statement on Form S-4 had been declared effective by the SEC. The text of the press release follows.

Brad Driver, investor relations

408.503.2943

brad.driver@corp.palm.com

Marlene Somsak, media relations

408.503.2592

marlene.somsak@corp.palm.com

Palm Sets Oct. 28 for Stockholder Meeting

to Vote on PalmSource Spin-off and Handspring Acquisition

S-4 Declared Effective by SEC

MILPITAS, Calif., Sept. 29, 2003 – Palm, Inc. (Nasdaq: PALM) today announced that its annual meeting of stockholders will be held on Oct. 28, 2003. Key business of the meeting will be to vote to approve and adopt an agreement and plan of reorganization related to the distribution of Palm’s shares of PalmSource common stock to Palm’s stockholders as well as the acquisition of Handspring, Inc., and the issuance of shares of Palm common stock to Handspring stockholders.

Palm stockholders at the close of business on Sept. 23, 2003, will be entitled to vote on the proposal.

Palm also announced that the Securities and Exchange Commission on Friday, Sept. 26, declared effective Palm’s registration statement on Form S-4. That form includes the proxy statement that will be mailed to Palm stockholders related to the annual meeting.

The meeting will be held at 8 a.m. PST on Tuesday, Oct. 28, at Palm headquarters (Building 10), 580 N. McCarthy Blvd., Milpitas, Calif., 95035.

Proposal Rationale

Palm and PalmSource believe that Palm’s stockholders will realize benefits from the separation of the two companies, including:

•	Greater clarity of mission and focus for both businesses;
•	Increased speed and responsiveness to technology change and customer needs for both companies;
•	Increased number of potential licensees for the Palm operating system; and
•	More direct access to capital markets for both companies, given that they can be more easily understood by investors and securities analysts.

The Handspring merger is designed to create a stronger market leader in mobile computing and communications. The combination will put the Palm Solutions Group in a better position to pursue its objectives of growing the market, maintaining industry leadership and achieving profitability. Palm believes that the potential benefits of the merger include the ability to:

•	Take better advantage of future growth opportunities through increased scale and improved operational efficiency;
•	Deliver a broad portfolio of mobile products from traditional handhelds to wireless handhelds and smartphones;
•	Add Palm’s strong brand and distribution channels to Handspring’s highly regarded Treo product line and wireless telecommunications carrier relationships; and
•	Enhance Palm’s management team and board of directors through the addition of several of Handspring’s key officers and directors.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: whether Palm’s stockholders will realize benefits from the separation of Palm and PalmSource; the growth of the Palm economy and the attraction of additional PalmSource licensees as a result of the spin-off; access to capital markets; the integration of the Handspring management team and employees with the Palm management team and employees; the timing of the consummation of the merger and the spin-off; the ability of the Palm Solutions Group to realize its objectives of growing the market, maintaining industry leadership and achieving consistent profitability; the strategic and operational benefits to the merged company following spin-off and the acquisition; and the expectation of greater revenue opportunities, operating efficiencies and cost savings as a result of the merger. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products; the possibility that the Internal Revenue Service will determine that the spin-off will not be tax-free to Palm and its stockholders; an acquisition of over 50% of the stock of Palm or PalmSource within two years following the spin-off that is determined by the Internal Revenue Service to be part of a plan or series of related transactions involving the spin-off, making the spin-off taxable to Palm. The merged company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the merged company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Neither Palm nor Handspring undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408.400.3000 or Al.Wood@Palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the proxy statement/prospectus, which is included in the Registration Statement on Form S-4 filed by Palm with SEC on July 3, 2003, as such filing is amended from time to time. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is set forth in the prospectus, which is included in the Registration Statement on Form S-4 filed by PalmSource with SEC on July 3, 2003, as such filing is amended from time to time. Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about August 26, 2002. This document is available free of charge at the SEC’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com).

About Palm, Inc.

Information about Palm, Inc. is available at http://www.palm.com/aboutpalm.

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Palm OS is a registered trademark of PalmSource, Inc., a subsidiary of Palm, Inc. Palm is a trademark of Palm, Inc. Other brands may be trademarks of their respective owners.